SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

MINUTES OF THE EIGHT HUNDRED AND TWENTY-NINTH MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME, AND VENUE: on March 27, 2019, at 4 p.m., in the company’s registered office located at Rua da Quitanda,  196, 25th floor, Centro, Rio de Janeiro – RJ.

2. CALL: March 20, 2019.

3. ATTENDEES: The chair of business, attending in person, was Director JOSÉ GUIMARÃES MONFORTE. Directors WILSON FERREIRA JR., CARLOS EDUARDO RODRIGUES PEREIRA, MAURO GENTILE RODRIGUES DA CUNHA, VICENTE FALCONI CAMPOS and JOSÉ PAIS RANGEL attended the meeting in person. Directors WALTER BAÈRE DE ARAUJO FILHO, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU and MANOEL ARLINDO ZARONI TORRES attended by conference call. There was no record of absences.

4. INSTRUCTION: The supporting material was also made available to the Directors through: (i) the Governance Portal; and (ii) electronic correspondence.

5. ITEM FOR DELIBERATION OF THE BOARD OF DIRECTORS:

The objective of this meeting, under the terms of Resolution No. 156/2019, which refers a proposal for deliberation appraised by the Executive Board of Eletrobras at its 2,844th meeting held on March 27, 2019: (i) casting of vote about the Management Report and Financial Statements of Eletrobras and Consolidated of Eletrobras’ System, concerning the fiscal year of 2018; (ii) approval of the Profit or Income Sharing Program – PLR relating to the year of 2018, for Eletrobras and its subsidiaries; (iii) approval of the call notice of the 59th Ordinary General Meeting of Eletrobras, in addition to its management proposal and annexes; (iv) call of the 59th Ordinary general Meeting of Eletrobras.

5.1. CALL NOTICE OF THE 59th ORDINARY GENERAL MEETING AND ITS AGENDA:

The call notice establishes the following agenda:

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on April 29, 2019, at 2 p.m., at the Shareholders’ Meeting to deliberate on the following Agenda: 1. To receive the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2018; 2. To deliberate on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2018; 3. To elect members of the Board of Directors of the Company and designate, from among the elected members, its Chairman; 4. To elect the members of the Supervisory Board and their alternates; and 5. To set the global compensation of the Managers, the members of the Fiscal Council of the Company and the members of the Statutory Audit and Risk Committee.”

5.2. DECLARATIONS OF ELETROBRAS’ EXECUTIVE BOARD:

On March 27, 2019, the members of the Executive Board of Eletrobras endorsed the following declarations:

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

 “We declare, in compliance with CVM Instruction No. 480, dated December 7, 2009, that we reviewed, discussed, and agreed to the Financial Statements of Centrais Elétricas Brasileiras S.A. - Eletrobras, concerning the year ended December 31, 2018, at the 2844th meeting of the Executive Board, held on March 27, 2019, approved by means of Resolution No. 156/2019”. (aa) WILSON P. FERREIRA JUNIOR – Chief Executive Officer; ELVIRA BARACUHY CAVALCANTI PRESTA – Financial and Investor Relations Officer; JOSÉ ANTONIO MUNIZ LOPES – Transmission Officer; ANTÔNIO VAREJÃO DE GODOY – Generation Officer; ARACILBA ALVES DA ROCHA – Management Officer; LUCIA MARIA MARTINS CASASANTA – Compliance Officer.

 “We declare, in compliance with CVM Instruction No. 480, dated December 7, 2009, that we reviewed, discussed, and agreed to the opinions expressed in the Company’s independent auditors’ report – KPMG –, issued with respect to the Financial Statements of Centrais Elétricas Brasileiras S.A. - Eletrobras, concerning the year ended December 31, 2018, referred for appraisal at the 2844th meeting of the Executive Board, held on March 27, 2019, and approved by means of Resolution No. 156/2019”. aa) WILSON P. FERREIRA JUNIOR – Chief Executive Officer; ELVIRA BARACUHY CAVALCANTI PRESTA – Financial and Investor Relations Officer; JOSÉ ANTONIO MUNIZ LOPES – Transmission Officer; ANTÔNIO VAREJÃO DE GODOY – Generation Officer; ARACILBA ALVES DA ROCHA – Management Officer; LUCIA MARIA MARTINS CASASANTA – Compliance Officer.

5.3. OPINIONS OF THE AUDIT COMMITTEE:

The Audit Committee of Eletrobras issued, on March 27, 2019, the following opinions concerning the financial statements ended December 31, 2018:

“OPINION OF THE AUDIT COMMITTEE

CAPITAL BUDGET - PDG 2019

The Audit Committee of Centrais Elétricas Brasileiras S.A. – Eletrobras, under its legal and statutory duties, became aware of the capital budget of Eletrobras for the year of 2019, transcribed below, and understands that the Company’s Management Proposal is fitting for referral to the Shareholders’ Meeting.

It should be noted that the capital budget information were extracted from the Global Expenditure Program – PDG 2019 prepared by Eletrobras by mid-2018, and approved by Decree No. 9,611, dated December 14, 2018, and by the Annual Budgetary Act No. 13,808, dated January 15, 2019. This budget may be reviewed until October 11, 2019, according to Article 3 of said Decree.

PDG 2019
Capital Budget	Amounts in Brazilian Reais
Eletrobras Holding
Direct Investment	38,958,210
Financial Investments	143,984,702
Amortization of Debts	5,204,663,413
Other Capital Expenditure	1,825,116,000
Total	7,212,722,325

The sources to cover this budget come from the Company’s own funds, amounting BRL 3,257,722,325 (Three Billion, Two Hundred Fifty-Seven Million, Seven Hundred Twenty-Two Thousand, Three Hundred and Twenty-Five Brazilian Reais) and long-term financing funds, amounting to BRL 3,955,000,000 (Three Billion, Nine Hundred and Fifty-Five Million Brazilian Reais)”. aa) AGNES MARIA DE ARAGÃO DA COSTA – President; JOSÉ WANDERLEY UCHÔA BARRETO; EDUARDO COUTINHO GUERRA; PATRÍCIA VALENTE STIERLI; and ANDRÉ EDUARDO DANTAS.

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

“OPINION ON SPECIAL WITHHOLDING OF DIVIDENDS

The Audit Committee of Centrais Elétricas Brasileiras S.A. – Eletrobras, under its legal and statutory duties, based on the information provided by the Company along the year, and on the analysis of the documentation submitted, stating the financial situation of the Company consistent with the payment of all mandatory dividends (25%) concerning the year of 2018, issues its opinion in favor of the proposal of the Management to book a Special Dividend Reserve (Paragraph 4 and Paragraph 5 of Article 202 of Law No. 6,404/76)”. aa) AGNES MARIA DE ARAGÃO DA COSTA – President; JOSÉ WANDERLEY UCHÔA BARRETO; EDUARDO COUTINHO GUERRA; PATRÍCIA VALENTE STIERLI; and ANDRÉ EDUARDO DANTAS.

“OPINION ON THE FINANCIAL STATEMENTS

December 31, 2018

The Fiscal Council of Centrais Elétricas Brasileiras S.A. – Eletrobras, within the scope of its legal and statutory duties, recognized the Management Report and examined the Individual and Consolidated Financial Statements of Eletrobras for the fiscal year ended December 31, 2018, comprising Balance Sheet, Statement of Value Added, Statement of Comprehensive Income, Statement of Cash Flow and Notes to the Financial Statements, accompanied by the Independent Auditors’ Opinion, and was informed of the proposal related to the allocation of the income from the concerned year.

This Fiscal Council, considering the follow-up work conducted within the Company, both parent company and consolidated, the information provided by the Company throughout the fiscal year, the analysis of the presented documentation and the Independent Auditors’ Report - KPMG Independent Auditors, expresses the opinion that the concerned documents, highlighting the emphasis given in the Independent Auditors Report, are suitable to be submitted to deliberation by the Company’s Annual Shareholders Meeting.” aa) AGNES MARIA DE ARAGÃO DA COSTA – President; JOSÉ WANDERLEY UCHÔA BARRETO; EDUARDO COUTINHO GUERRA; PATRÍCIA VALENTE STIERLI; and ANDRÉ EDUARDO DANTAS.

5.4. REPORTING OF THE STATUTORY AUDIT AND RISK COMMITTEE - CAE:

The Board member MAURO GENTILE RODRIGUES DA CUNHA, as Coordinator of the Statutory Audit and Risk Committee of Eletrobras – CAE, reported to the Board of Directors of Eletrobras – CA that the Committee above, at its 49th meeting, held on March 27, 2019, issued an opinion to the Board of Directors of Eletrobras approving the financial statements concerning the fiscal year ended December 31, 2018, under the terms submitted for appraisal.

He also reported that CAE has been participating, since January 2019, of the discussion on key critical points regarding the closing of financial statements for the year of 2018, including planning, scheduling, meeting with external auditor and meeting with the Audit Committee.

He asserted that CAE did not successfully review the proposal for allocation of funds stated in the financial statements, and in the management proposal, from the perspective of the current dividend policy, and capital structure and free cash flow of the Company, given the short lapse of time set aside for appraisal of the subject.

He also reported that CAE has been following up the preparation of the management report and management proposal, concerning the call of the 59th Ordinary General Meetingof Eletrobras, in liaison with the technical staff involved. At the time, it made a number of improvement recommendations, which have been incorporated.

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

He also reported that CAE, on that date, supplied the Board of Directors’ and Audit Committee’s Members of this Company with its Summarized Annual Report of Activities and its Detailed Report, in compliance with the provisions: (i) under Article 24, Paragraph 1, Item VII, of Law No. 13,303/16; (ii) Article 38, Paragraph 1, sub-item VII, of Decree No. 8,945/16; (iii) Article 31-D, sub-item VI, and Article 31-E, both of CVM Normative Instruction No. 308/1999, as subsequently amended. He pointed out that the summarized report should be reported to the market, jointly with the rest of the supporting material of the 59th OGM.

He also stated that the summarized annual report will include CAE’s opinion regarding the financial statements, in light of the provisions under Article 9, sole paragraph, item III, of the CVM Normative Instruction No. 481/2009 with its subsequent amendments. At this stage, he asserted that CAE did not find significant divergences between the management, independent audit, and Statutory Audit Committee with regard to the financial statements.

Furthermore, he reported that CAE sent messages to the subsidiaries’ boards of directors requesting explanation on the factual impossibility of conducting individual follow-up of the subsidiaries’ balance sheets, in such a way that said follow-up, under the terms of its Bylaws, happened in consolidated fashion by way of the Holding’s coordination. Notwithstanding this, said messages reported that CAE did not find reservations that could threaten the accuracy of the accounting closing process.

Following to this, he reported on the contents of CAE’s conclusion on the financial statements, included in the annual report of CAE:

“The members of CAE, to perform its assignments, reviewed and analyzed the Financial Statements, followed by the Report of Independent Auditors and the Management’s Annual Report connected to the accounting year ending on December 31, 2018 (“Annual Financial Statements of 2018”). Taking all analysis, assessments and discussions into consideration, which happened over the progress of the meetings and efforts of follow-up and supervision conducted by CAE with respect to the closing of the financial statements, including the information provided by the Company’s management and its Independent Auditors, the Statutory Audit and Risk Committee of Eletrobras Companies ascertains if all relevant facts are properly stated on the Financial Statements audited, which refer to December 31, 2017, and ultimately recommend that they are approved by the Board of Directors.”

The B oard member MAURO GENTILE RODRIGUES DA CUNHA also reported that CAE points out a number of improvement points to the accounting closing process, including the improvement of the communication between Holding and subsidiaries, the governance process, and the establishment of appropriate service level agreements with the subsidiaries’ managements, so that the original schedules of closing and corresponding activities may be duly met.

In response, the Chief Executive Officer JOSÉ GUIMARÃES MONFORTE recognized the importance of the continuous improvement of the process, and stated that the company has significantly improved as regards to transparency, rendering of accounts, and corporate responsibility, underscoring the importance of the establishment of the unified Statutory Audit Committee, which has been helping continuously enhance the company’s corporate governance and that of its subsidiaries.

The section of reporting to CAE was thus ended.

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

5.5. INDEPENDENT AUDITOR’S OPINION

KPMG Auditores Independentes issued, on Mar. 27, 2019, its opinion on the financial statements for the accounting year ended December 31, 2018, stating the following opinion:

“We have examined the individual and consolidated financial statements of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”), identified as parent and consolidated, respectively, which are included in the balance sheet on December 31, 2018, and the respective statements of income, comprehensive income, change in shareholders’ equity, and of cash flows for the year ended on this date, as well as the corresponding notes, comprising significant accounting policies and further explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated equity and financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras on December 31, 2018, the individual and consolidated performance of their operations and the respective cash flows for the year ending on that date, in accordance with the accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB.”

5.6. GUESTS AND PRESENTATIONS:

The following attended this stage of presentation of the agenda, as guests of the Board of Directors of Eletrobras:

•         Fiscal Council’s Members: AGNES MARIA DE ARAGÃO DA COSTA – President; JOSÉ WANDERLEY UCHÔA BARRETO; EDUARDO COUTINHO GUERRA; PATRÍCIA VALENTE STIERLI; and ANDRÉ EDUARDO DANTAS.

•         Chief Financial and Investor Relations Officer, Mrs. ELVIRA BARACUHY CAVALCANTI PRESTA, and her supporting staff, including: Mr. Rodrigo Vilella Ruiz – General Accountant, Mr. Felipe Baptista da Silva - Planning and Control Superintendent, Mrs. Paula Prado Rodrigues – Investor Relations Superintendent, Mr. Pedro Paulo da Cunha – Corporate Finance Superintendent.

•         Other Executive Board’s members: JOSÉ ANTONIO MUNIZ LOPES – Transmission Officer; ANTÔNIO VAREJÃO DE GODOY – Generation Officer; ARACILBA ALVES DA ROCHA – Management Officer; LUCIA MARIA MARTINS CASASANTA – Compliance Officer.

The Chief Financial and Investor Relations Officer, Mrs. ELVIRA BARACUHY CAVALCANTI PRESTA started the presentation section with an overview of the process of accounting closing of Holding and its subsidiaries, underscoring the main challenges and highlights.

Mrs. Paula Prado Rodrigues, acting officer of the Investors Relation Superintendent’s Office – DFR, made a presentation to the board on the Management’s Report, call notice of the 59th OGM of Eletrobras, as well as the proposal of the respective management, pointing out that the management’s proposal for the current accounting year typically provides for, in light of the provisions under Article 38, Paragraph 8, of Decree No. 8,945/16, the creation of a budgetary item to facilitate the payment of compensation to the members of the Statutory Audit and Risk Committee.

Following to that, Mr. Felipe Baptista da Silva, Planning and Control Superintendent, and Mr. Rodrigo Vilella Ruiz, General Accountant of the Company, made a presentation on the Financial Statements of the accounting year ended December 31, 2018 (holding and consolidated), including the allocation of the income for the accounting year.

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

Mr. Pedro Paulo da Cunha, Corporate Finance Superintendent, presented the cash flow of the company in light of the proposal for allocation of income.

Mr. Maurício Carvalho Mazzini, Legal Superintendent of Eletrobras, assisted by Nelson Eizerik, notorious specialist in corporate law, provided clarifications to the board on the proposal for allocation of net earnings, and legal and case law basis behind the proposal for booking of reserves.

Following to that, the Management Officer, Mrs. Aracilba Rocha, presented the proposal of PLR 2018 program to the Board of Directors. She also presented the proposal of compensation to managers which was consistent with the guidelines of SEST stated in Official Letter No. 15,845/2019/CGGOV-SEST/MP, dated February 2019, highlighting to the Board the jurisdiction of SEST, set forth in Article 92 of Decree No. 9,679/2019, to state its opinion regarding the compensation of the managers of the subsidiaries by the Federal Government, and guide on the vote at shareholders’ meetings.

Following to that, Mr. Danilo Simões, member of KPMG Auditores Independentes, and his supporting staff were invited to make a presentation on the external audit’s works, and the results addressed in the opinion of KPMG Auditores Independentes, event in which he covered the main audit subjects discussed and appraised in said closing.

In reply to the question made by Director MAURO GENTILE RODRIGUES DA CUNHA, Mr. Danilo Simões recognized an improvement to the accounting closing process of Eletrobras and of its subsidiaries, also stating that KPMG Auditores Independentes is sensitive to the extraordinary obstacles that delay the schedule of activities, such as the discussion about the application of IFRS 15 to the transmission assets.

The presentation section was thus ended.

5.7. DELIBERATION:

Upon end of the stage of presentations, Directors deliberated on business submitted for deliberation.

Director MAURO GENTILE RODRIGUES DA CUNHA underscored that, notwithstanding the fact that SEST has jurisdiction to express its opinion on the compensation of the managers of state-owned companies, such activity is part of the assistance of the controlling shareholder in the casting of votes in meetings, thus an assignment of the Board of Directors, under the terms of the law, and in light of its fiduciary duties, the right to propose, to the meeting, the terms and conditions that he deems more fitting for the company’s interests.

Chief Executive Officer JOSÉ GUIMARÃES MONFORTE also remembered that the State-Owned Companies Act warranted to the controlling shareholder, in its Article 14, sub-item II, the duty to protect the independence of the Board of Directors in the performance of its duties, so that an opinion issued by SEST in an administrative act of non-regulatory nature could not be binding on a decision made by said board, and otherwise should be merely deemed as a proposal to company’s shareholders.

Director WALTER BAÈRE DE ARAUJO FILHO uttered a consideration that the adjustment percentage of 11% (eleven percent) proposed by SEST would be higher than the percentages of increase granted by SEST to other state-owned companies in this year.

In contrast, o Chief Executive Officer JOSÉ GUIMARÃES MONFORTE stated that the supporting material provided by the Executive Board clearly addresses the huge difference of the compensation of Eletrobras’ managers compared to peers in other large state-owned companies. Compared to the private market, he declared that there was a yawning gap in regards to the remuneration, also remembering that the compensation of Eletrobras’ managers is not adjusted since 2015. He also remembered that an excellent management presupposes excellent managers, and that retaining qualified and experienced managers from the market, for professional management of state-owned companies, as defined by the company, presupposes a compensation that is consistent with the expected assignments, responsibilities and results.

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

Director VICENTE FALCONI CAMPOS expressed his understanding that an annual adjustment was not in question, rather, expectations were to remedy a significant difference compared to the market’s figures, and that the record earnings stated in financial statements for the year would make of it more than reasonable to propose the remediation of such remuneration distortion, which ultimately keeps talents away from key managing positions of this state-owned company.

Director MANOEL ARLINDO ZARONI TORRES uttered a consideration that the Executive Board’s proposal, although in line with SEST’s guidelines, stands as a mere partial inflation adjustment, below not only considering market figures, but also at a threshold lower than the adjustments granted to the employees in a corresponding period. He also commented that, even though the Management, People and Eligibility Committee has not pointed out any hindrance to the compensation proposal appointed by the Executive Board, there was recognition of the blatant remuneration gap.

Director EDVALDO LUÍS RISSO issued an opinion that the adjustment of the managers’ compensation should at least abide by the percent of adjustment granted in collective bargaining to the employees within the period bereft of any compensation adjustment.

Director JOSÉ PAIS RANGEL asserted that the compensation standards of Eletrobras’ management are lagging behind, and that that is not good for the company’s management. He understands that it is the controlling shareholder’s duty to recognize and remedy such difference, since it is in the interest of all stakeholders that said company retains experienced, qualified and appropriately compensated managers.

In light of the considerations above, and upon the Executive Board’s proposal, market practices, the compensation standards of other large federal state-owned companies, the record earnings achieved by the company and the historical evolution of the compensation of Eletrobras’ managers, the Director MAURO GENTILE RODRIGUES DA CUNHA submitted an alternative proposal concerning the compensation of the Holding’s managers in order to enable a more significant increase in the compensation standards of the Executive Board, mainly due to the decision not to have a substitute for the vacant office in the Distribution Department, with the respective redistribution of this budgetary allocation to the other officers, without any increase in the total amount of compensation proposed by the Executive Board. In this sense, he proposed that the compensation of the Company’s Chief Executive Officer be 20% (Twenty Percent) higher than that of the other officers, reaching the level of BRL 76,032.00 (Seventy-Six Thousand and Thirty-Two Brazilian Reais), and the compensation of the officers reaches the level of BRL 63,360.00 (Sixty-Three Thousand, Three Hundred and Sixty Brazilian Reais).

The Director MANOEL ARLINDO ZARONI TORRES also reported that the Management, People and Eligibility Committee was in favor of the proposal for the approval of the Profit Sharing Program – PLR for the year 2018, for Eletrobras and its subsidiaries.

After the reports, debates and proposals, Chief Executive Officer JOSÉ GUIMARÃES MONFORTE began the voting process. The Directors issued their votes based on the documentation presented and, in the exercise of their judgment on the merits, decided to accept the recommendation of the Audit and Risk Committee, and approve the proposal of deliberation described below:

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

DEL-035/2019. Call of the 59th OGM, approval of the Management Report, Full Financial Statements, proposal for allocation of income, and Profit Sharing Program – PLR for the accounting year of 2018. RES-155, dated March 27, 2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and substantiated in the decision by the Executive Board, and in the documents below, RESOLVED: ➢ Resolution of the Executive Board No. 156, dated March 27, 2019;➢ Report to the Executive Board No. DF-022, dated March 27, 2019; ➢ DFC Executive Summary w/n, dated March 27, 2019; ➢            Excerpt of the minutes of the 49th meeting of the Statutory Audit and Risk Committee, ending on March 27, 2019; ➢ Excerpt of the minutes of the 27th meeting of the Management, People and Eligibility Committee, held on March 25, 2019:

1. To approve the Financial Statements of Eletrobras and Consolidated of the Eletrobras System and its referral to the deliberation of the Ordinary General Meeting (OGM), whose values and main highlights are as follows:

a)    Financial Statements: financial statements for the year ended December 31, 2018 of Eletrobras and Consolidated, comprising the following items: Social Balance Sheet, Independent Auditors’ Report, Balance Sheet, Statement of Income (DRE), Statement of Changes in Shareholders' Equity (DMPL), Statement of Cash Flows (DFC), Statement of Comprehensive Income (DRA), and Statement of Value Added (DVA), accompanied by the Notes to the Financial Statements.

Below is a summary version of the balance sheet and income for the year.

a.1)      Balance Sheet:

	31/12/2018
	Holding Company	Consolidated
ASSETS		In Thousands of Brazilian Reais
Current	27,047,981	46,845,413
Long-Term Receivables	33,465,362	73,361,405
Investment, Fixed and Intangible	72,083,899	61,003,390
	132,597,242	181,210,208

LIABILITIES AND SHAREHOLDER’S EQUITY Current Liabilities	27,472,035	36,523,971
Non-current Liabilities	49,582,301	88,677,289
Controlling Shareholders’ Equity	55,542,906	55,542,906
Non-Controlling Shareholders’ Equity	-	466,042
	132,597,242	181,210,208

a.2)      Income Statement for the Period:

	31/12/2018
	Holding Company	Consolidated
		In Thousands of Brazilian Reais
Net Operating Revenue	668,828	24,975,747
Operating Costs	(226,879)	(5,537,063)
Operational Expenses	1,854,760	(5,502,221)
Financial Income	2,143,578	(578,073)
Income from Shareholdings	11,370,952	1,384,850
Income (Loss) before Income Tax and Social Contribution Corporate	15,811,239	14,743,240
Income Tax and Social Contribution	15,811,239	17,710,338
Profit from Continued Operations	15,023,243	15,226,620
Loss from Discontinnued Operations	(1,760,865)	(1,879,043)
Profit for the Year	13,262,378	13,347,577
Part Attributed to Subsidiaries	13,262,378	13,262,378
Part Attributed to Non-Controlling Shareholders	-	85,199

2. To approve the allocation of income for the accounting year ended December 31, 2018, with the distribution of dividends, as shown below, and as represented in the Management Proposal to be submitted to the Ordinary General Meeting(OGM), to be held on April 29, 2019:

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

Net Profit for the Year:	13,262,378

(-) Legal Reserve (5% of Net Profit)	(663,119)
(+) Realization of Reserve of Revaluation	22,434
(+) Unclaimed Compensation to Shareholders - Time-Barred	362
= Tax Base for the Year	12,622,055
Mandatory Dividend of 2018	3,155,514
Calculation of Percentage Realized of Net Profit for the Year

Total Dividends Payable in 2018
Mandatory Dividend of 2018 (25% of Adjusted Net Profit)	3,155,514
(+) Dividend Realized of the Profit Reserve to be Realized	386,375
3,541,889

(-) Minimum Preferred Dividend	368,868
(-) Dividend for Ordinary Shareholders	881,132
(-) Special Reserve (Article 202, Paragraph 5)	2,291,889
(=) Balance after Distribution	-

Allocation of Residual Income for the Period
Balance to Allocate of the Year of 2018	9,466,541
(+) Adjustment of IFRS 9 and 15	2,525,081
(+) Adjustment of Investees	5,721
Retained Earnings to Allocate	11,997,342
(-) Book of Statutory Reserve for Investments (50% of Net Profit)	(6,631,189)
Book of Statutory Reserve of Assessments and Designs (1% of Net Profit)	(132,624)
Book of Profit Reserve to be Realized	-
Book of Reserve of Retained Earnings (Article 196, LSA)	(5,233,529)

3. To approve the Profit Sharing Program – PLR referring to 2018, for Eletrobras and its subsidiaries, according to PLR 2018 Term attached;

3.1. To include in the 2018 Financial Statements, in compliance with current accounting standards, a provision to cover the possible requirement of PLR 2018, which payment shall be subject to approval by the 59th Shareholders’ Meeting, amounting to BRL 29,609,425.94, once it is a requirement arising from the Company's Articles of Incorporation and from the Collective Bargaining Agreement, in light of the minutes of the Superior Labor Court No. DCG-1181-63.2015.5.00.0000;

4. To approve the Management Report for the year ended December 31, 2018, and to forward it to the deliberation of the Ordinary General Meeting(OGM);

5. To approve the call of the 59th Ordinary General Meeting(OGM), to be held on April 29, 2019, in accordance with the Minutes of the Call Notice, Management Proposal, and its annexes, also contemplating the following adjustment in the managers’ compensation proposal:

5.1. To approve the proposal of compensation of Eletrobras’ managers for the period from April 2019 to March 2020, amounting to BRL 15,405,061.36, adjusting the amounts of managers' pay based on the redistribution of the budget appropriation from the reduction of the number of compensated members of the Board of Directors (8 out of the 11 originally compensated members, due to the participation of 3 members in the Statutory Audit and Risk Committee), and not filling the vacancy of the Distribution Department, resulting in BRL 74,505.86 as pay of the Chief Executive Officer, and BRL 62,088.22 as pay of the Officers, and other reflections as per the table below:

I - TOTAL EXECUTIVE BOARD	11,101,354.38
II - TOTAL BOARD OF DIRECTORS	800,689.67
III- TOTAL MANAGERS (I + II)	11,902,044.05
IV – TOTAL AUDIT COMMITTEE	500,431.04
V – TOTAL STATUTORY AUDIT COMMITTEE - CAE	3,002,586.26

6. To render that all companies controlled by Eletrobras publish their Full Financial Statements for the accounting year ended December 31, 2018 on the same day as those of Eletrobras Holding;

7. To order that the Financial and Investor Relations Department –  DF, the Superintendent’s Office of Investors Relations –  DFR, the Superintendent’s Office of Accounting –  DFC, the General Secretariat –  PRGS, and the Governance Secretariat –  CAAS each adopt, within its respective scope of actions, the measures necessary for compliance with this Deliberation."

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

         Deliberation Quorum:

➢  Item 1: Unanimously approved.

➢  Item 2: Approval by majority vote, with recording of the vote of the Director MAURO GENTILE RODRIGUES DA CUNHA in favor of the payment proposal portrayed as “scenario 2” in the DFF/DFP/DFC/DFR Joint Technical Information No. 001, dated March 25, 2010, corresponding to the distribution of dividends amounting to BRL 820.3 million Brazilian Reais (BRL 434 million for preferred shareholders and BRL 386 million for ordinary shareholders).

➢  Item 3: Approval by unanimous vote, with recording of the abstention of Director CARLOS EDUARDO RODRIGUES PEREIRA on the grounds of conflict of interest, based on Law No. 12,353/2010.

➢  Item 4: Unanimously approved.

➢  Item 5: Unanimously approval with respect to the proposal of call and provisions of convening instruments, except for the proposal for the managers’ compensation, whose original proposal submitted by the Executive Board was rejected by majority, which approved an alternative proposal proposed by Director MAURO GENTILE RODRIGUES DA CUNHA, under the terms of Item 5.1 of the above Deliberation.  The votes of the Directors WALTER BAÈRE DE ARAUJO FILHO and CARLOS EDUARDO RODRIGUES PEREIRA were recorded in favor of the original proposal for the compensation of shareholders, as submitted by the Executive Board. The abstention of Director WILSON FERREIRA JR. regarding the item of deliberation in question was also recorded.

➢  Items 6 and 7: Unanimously approved.

In light of the abovementioned deliberation, board members signed a decision act with the following content:

“DECISION OF THE BOARD OF DIRECTORS: The Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, in the use of its statutory duties and in accordance with the provisions of the Brazilian Corporate Law, examined the Financial Statements, with the opinion issued by KPMG Auditores Independentes, as well as the Opinion of the Audit Committee, for the accounting year ended December 31, 2018 and, being correct and in order, DECIDES to submit the matter for deliberation of the Shareholders' Meeting of the Company." (aa) JOSÉ GUIMARÃES MONFORTE – Chief Executive Officer; WILSON FERREIRA JR., JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO,  CARLOS EDUARDO RODRIGUES PEREIRA, ARIOSTO ANTUNES CULAU, VICENTE FALCONI CAMPOS, MAURO GENTILE RODRIGUES CUNHA, MANOEL ARLINDO ZARONI TORRES E WALTER BAERE DE ARAUJO FILHO – Directors.

6. RECORDS:

Chief Executive Officer JOSÉ GUIMARÃES MONFORTE shared with the other members of this board his satisfaction and joy at coordinating the work of this deliberative body at such an important moment for the Company. He highlighted Eletrobras’ achievements throughout 2018, including success in negotiating with US authorities, litigators in US class actions, in addition to the success in the auction of distribution companies.

He then proposed, and unanimously approved the expression of absolute praise to the Executive Board of Eletrobras, headed by the Chief Executive Officer, and now Director, WILSON FERREIRA JR., owing to the achievements and the excellent results achieved in 2018.

Continuation of the Minutes of the 829th RCA of Eletrobras, held on March 27, 2019.

Director WILSON FERREIRA JR., on behalf of the Executive Board, thanked for the homage paid to him, and emphasized that such achievements further increase management responsibility, and future expectations regarding the new goals to be set. He shared with the other Directors the main challenges he visualizes, underlining that the company will need to become even more efficient, using ProERP and CSC tools, as well as to recruit good managers to take key positions in the subsidiaries, which will presuppose the solution of the existing compensation gap.

7. CLOSING AND EXECUTION:

There being no further business to discuss, the Chairman JOSÉ GUIMARÃES MONFORTE  adjourned the meeting and determined the drawing up of these minutes, which, after being read and approved, are signed by the attending Directors and by myself, BRUNO KLAPPER LOPES, Board Governance Secretary, which I hereby execute.

JOSÉ GUIMARÃES MONFORTE	WILSON FERREIRA JR.
Chairman of the Board	Director

EDVALDO LUÍS RISSO	VICENTE FALCONI CAMPOS
Director	Director

MANOEL ARLINDO ZARONI TORRES	ARIOSTO ANTUNES CULAU
Director	Director

JOSÉ PAIS RANGEL	MAURO GENTILE RODRIGUES DA CUNHA
Director	Director

CARLOS EDUARDO RODRIGUES PEREIRA	WALTER BAÈRE DE ARAUJO FILHO
Director	Director

BRUNO KLAPPER LOPES
Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.